Exhibit 99.5

CERTIFICATION OF ANNUAL FILINGS  VENTURE ISSUER BASIC CERTIFICATE

I,  RANDY  HAYWARD,  PRESIDENT  AND  ACTING  CHIEF  EXECUTIVE  OFFICER  OF  POLY-  PACIFIC INTERNATIONAL INC., certify the following:

1.

Review:  I  have  reviewed  the  AIF,  if  any,  annual  financial  statements  and  annual  MD&A,  including for greater certainty all documents and information that are incorporated by reference in  the AIF (together the annual filings) of POLY-PACIFIC INTERNATIONAL INC. (the issuer) for  the financial year ended December 31, 2007.

2.

No  misrepresentations:  Based  on  my  knowledge,  having  exercised  reasonable  diligence,  the  annual filings do not contain any untrue statement of a material fact or omit to state a material  fact required to be stated or that is necessary to make a statement not misleading in light of the  circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual  financial statements together with the other financial information included in the annual filings  fairly present in all material respects the financial condition, results of operations and cash flows  of the issuer, as of the date of and for the periods presented in the annual filings.

Date: April 29, 2008.

“Randy Hayward”

_______________________

Randy Hayward  President

and Acting CEO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification  of  Disclosure  in  Issuers’  Annual  and  Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment  and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined  in  MI  52-109.  In  particular,  the  certifying  officers  filing  this  certificate  are  not  making  any  representations  relating  to  the  establishment and maintenance of:

i)

controls  and  other  procedures  designed  to  provide  reasonable  assurance  that  information  required  to  be  disclosed  by  the  issuer  in  its  annual  filings,  interim  filings  or  other  reports  filed  or  submitted  under  securities  legislation  is  recorded,  processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a  process  to  provide  reasonable assurance  regarding  the  reliability  of  financial  reporting  and the preparation  of  financial  statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge  to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement  on  a  cost  effective  basis  DC&P  and  ICFR  as  defined  in  MI  52-109  may  result  in  additional  risks  to  the  quality,  reliability,  transparency and timeliness of interim and annual filings and other reports provided under securities legislation.